Humanity, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Humanity, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 20, 2023

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	709,151	1,862,609
Accounts Receivable	18,457	52,531
Prepaid Expenses	37,166	11,809
Other Receivable	296,741	-
Total Current Assets	1,061,513	1,926,949
Non-current Assets		
Office Equipment, net of Accumulated Depreciation	4,894	2,486
Total Non-Current Assets	4,894	2,486
TOTAL ASSETS	1,066,406	1,929,436
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	23,567	64,931
Accrued Expenses	257,442	87,806
Deferred Compensation	454,824	201,503
Deferred Income	104,872	60,471
Notes Payable - Related Parties	42,778	34,421
Sales Tax & Payroll Liabilities	575	21,459
Total Current Liabilities	884,058	470,592
Non-Current Liabilities		
Future Equity Obligations	3,338,333	2,520,000
Total Non-Current Liabilities	3,338,333	2,520,000
TOTAL LIABILITIES	4,222,391	2,990,592
EQUITY		
Common Stock	80	80
Series Seed-1 Preferred Stock	28	28
Series Seed-2 Preferred Stock	3	3
Additional Paid in Capital	2,456,888	2,416,662
Accumulated Other Comprehensive Income	905,957	915,065
Accumulated Deficit	(6,518,941)	(4,392,993)
Total Equity	(3,155,986)	(1,061,156)
TOTAL LIABILITIES AND EQUITY	1,066,406	1,929,436

Consolidated Statement of Operations

	Year Ended December 31, 2022	2021
Revenue	268,107	27,314
Cost of Revenue	124,146	92,178
Gross Profit	143,961	(64,864)
Operating Expenses		
Advertising and Marketing	902,064	447,438
General and Administrative	964,634	1,561,698
Research and Development	394,035	755,045
Rent and Lease	7,893	13,715
Depreciation	1,281	267
Total Operating Expenses	2,269,909	2,778,163
Operating Income (loss)	(2,125,947)	(2,843,027)
Earnings Before Income Taxes	(2,125,947)	(2,843,027)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,125,947)	(2,843,027)
Foreign Currency Translation Gain/(loss)	(9,108)	918,548
Comprehensive Income	(2,135,055)	(1,924,479)

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	8,000,000	80	2,840,232	28	331,464	3	2,416,661	28,293	(1,549,966)	895,100
Issuance of Common Stock	135,000	-	-	-	-	-	-	-	-	-
Stock-Based Compensation Expense	-	-	-	-	-	-	-	(31,777)	-	(31,777)
Foreign Currency Gain	-	-	-	-	-	-	-	918,548	-	918,548
Net Income (Loss)	-		-	-	-	-	-	-	(2,843,027)	(2,843,027)
Ending Balance 12/31/2021	8,135,000	80	2,840,232	28	331,464	3	2,416,662	915,064	(4,392,993)	(1,061,156)
Issuance of Common Stock	103,189	1	-	-	-	-	40,226	-	-	40,227
Foreign Currency Loss	-	-	-	-	-	-	-	(9,108)	-	(9,108)
Net Income (Loss)	-	-	-	-	-	-	-	-	(2,125,947)	(2,125,947)
Ending Balance 12/31/2022	8,238,189	81	2,840,232	28	331,464	3	2,456,888	905,956	(6,518,941)	(3,155,985)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(2,125,947)	(2,843,027)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,281	267
Accounts Payable and Accrued Expenses	128,272	53,403
Accounts Receivable	34,074	(52,531)
Prepaid Expenses	(25,357)	5,787
Payroll Liabilities	(20,884)	33,030
Deferred Compensation	253,321	111,503
Deferred Revenue	44,401	60,471
Other Receivable	(296,741)	-
Stock-Based Compensation Expense	-	31,777
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	118,368	243,707
Net Cash provided by (used in) Operating Activities	(2,007,580)	(2,599,320)
INVESTING ACTIVITIES		
Office Equipment	(3,689)	(2,752)
Net Cash provided by (used by) Investing Activities	(3,689)	(2,752)
FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	1	-
Additional Proceeds from Paid-in Capital	40,227	-
Proceeds from Future Equity Obligations, net of Issuance Fees	818,333	2,424,652
Proceeds from Debt Issuance - Related Parties	8,356	34,421
Net Cash provided by (used in) Financing Activities	866,917	2,459,073
Cash at the beginning of period	1,862,609	1,087,059
Net Cash increase (decrease) for period	(1,144,351)	(142,999)
Foreign Currency Loss	(9,108)	918,548
Cash at end of period	709,151	1,862,609

Humanity, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Humanity, Inc. ("the Company") was formed in Delaware on February 13th, 2017. The Company is a health-tech app focused on the wellness market that uses machine learning and AI to measure the biological age and rate of aging of its users based on their movement and heart rate patterns and guides them to slow it down.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Humanity Vision Limited an entity operating out of the United Kingdom. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2022 and 2021, the Company reported losses of approximately $1,430,467 and $ 1,755,590, respectively, in earnings/(losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2022 and 2021. Net assets of foreign operations were approximately negative $3,129,870 and $ 1,938,820 at December 31, 2022 and 2021, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in a loss of $9,108 and a gain of $918,548 in 2022 and 2021, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through its health-tech app focused on the wellness market that uses machine learning and AI to measure the biological age and rate of aging of its users based on their movement and heart rate patterns and guides them to slow it down. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which is annually, and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company deferred revenue of $104,872 and $60,471 for the years ended 2022 and 2021 respectively for prepaid subscriptions with remaining performance obligations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office Equipment	5	6,388	(1,494)	-	4,894
Grand Total	**-**	**6,388**	**(1,494)**	**-**	**4,894**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	$ -
Granted	135,000	$ -
Vested	(135,000)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	-	$ -

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	90,000	$ 0.23
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2021	90,000	$ 0.23
Granted	677,919	$ 0.10
Exercised	(13,189)	$ 0.10
Expired/cancelled	(25,574)	$ 0.10
Total options outstanding, December 31, 2022	729,156	$ 0.10
Options exercisable, December 31, 2022	469,870	$ 0.10

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	90,000	$ -
Granted	-	$ -
Vested	(46,875)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	43,125	$ -
Granted	677,919	$ -
Vested	(422,995)	$ -
Forfeited/Exercised	(38,763)	$ -
Nonvested options, December 31, 2022	259,286	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and United Kingdom. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had loans from shareholders totaling $42,778 as of December 31st, 2022. The loans do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Deferred Compensation

The Company had a deferred compensation balance of $454,824 as of December 31st, 2022, that is payable contingent on the Company raising at least $3,000,000 during the next investor round.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have mandatory 18-month conversion terms from the date of signing and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements

entered ranged from $30M-$40M. The Company entered into various SAFE agreements at the end of December of 2022, didn't receive the funds during the year under review, and recognized an other receivable of $296,741 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$42,778
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 13,649,640 common shares with a par value of $0.00001 per share. 8,238,189 shares were issued and outstanding as of 2022. 8,135,000 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,249,691 preferred shares with a par value of $0.00001 per share. 3,171,696 shares were issued and outstanding as of 2022 and 2021. 2,898,728 Series Seed-1 Preferred Shares were authorized and 2,840,232 were issued and outstanding as of December 31st, 2022, and 350,693 Series Seed-2 Preferred Shares were authorized and 331,464 were issued and outstanding as of December 31, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 20, 2023, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $265,000. The SAFE agreements have mandatory 18-month conversion terms from the date of signing and

bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $30M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.